UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

The 19th Annual General Meeting of Shareholders/

Proposal No. 2 (Election of 16 Directors)

Tokyo June 24, 2024 — On June 14, Japan’s Securities and Exchange Surveillance Commission announced that it had recommended that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against MUFG Bank and MUMSS.

Today, the FSA announced that it has issued business improvement orders to MUFG Bank and MUMSS under Article 51, paragraph 2 and Article 51 of the Financial Instruments and Exchange Act, and orders to submit reports to MUFG and MUFG Bank under Article 52, paragraph 31-1 and Article 24, paragraph 1, of the Banking Act.

We sincerely apologize for the inconvenience and concern this is causing our customers and other stakeholders.

MUFG has been promoting Group collaboration, including between MUFG Bank and MUMSS, to realize customer-centric sales activities that leverage the Group’s collective strengths. However, we recognize that our management systems were insufficient for the reality of banking-securities collaborative business at our major subsidiaries MUFG Bank and MUMSS and are deeply aware that this situation was a catalyst for these incidents.

MUFG, MUFG Bank, and MUMSS take this administrative action very seriously, and all three will further strengthen their frameworks and enact more effective policies for legal compliance, etc., related to banking-securities collaborative business to prevent recurrence.

Specifically, as an outline of the measures, we are considering using training and study sessions to thoroughly disseminate information internally as soon as possible, formulating and disseminating procedures and rules suited to actual cases and conditions in the short-term, and will strengthen monitoring systems, including system development, in the medium- to long-term.

The 19th Annual General Meeting of Shareholders/ Proposal No. 2 (Election of 16 Directors)

In light of this administrative action, MUFG has reconsidered Proposal No. 2 (Election of 16 Directors) of the 19th Annual General Meeting of Shareholders at the Nominating and Governance Committee (the Nominating Committee under the Companies Act), and has decided to submit Proposal No. 2 (Election of 16 Directors) without changing the content of the proposal described in the Notice of Convocation of the 19th Annual General Meeting of Shareholders.

Therefore, you are hereby requested to elect 16 directors.

(Director Candidates)

No.	Candidate’s Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies

1	Mariko Fujii		Female	5	Member of the Board of Directors	1
					Nominating Member, Compensation
(Reelected)	Outside	Independent			Member, Risk Member (Chairperson)

2	Keiko Honda		Female	4	Member of the Board of Directors	2
(Reelected)	Outside	Independent			Audit Member

3	Kaoru Kato		Male	5	Member of the Board of Directors	0
					Nominating Member, Compensation
(Reelected)	Outside	Independent			Member, Audit Member

4	Satoko Kuwabara		Female	3	Member of the Board of Directors	3
					Nominating Member, Compensation
(Reelected)	Outside	Independent			Member (Chairperson)

5	Hirofumi Nomoto		Male	5	Member of the Board of Directors	3
					Nominating Member (Chairperson),
(Reelected)	Outside	Independent			Compensation Member

6	Mari Elka Pangestu		Female	—		1
(New)	Outside	Independent

7	Hiroshi Shimizu		Male	—		2
(New)	Outside	Independent

8	David Sneider		Male	1	Member of the Board of Directors	1
(Reelected)	Outside	Independent			Risk Member

9	Koichi Tsuji		Male	3	Member of the Board of Directors	2
					Audit Member (Chairperson)
(Reelected)	Outside	Independent

10	Kenichi Miyanaga		Male	3	Member of the Board of Directors	0
					Audit Member
(Reelected)	Non-Executive

11	Ryoichi Shinke		Male	1	Member of the Board of Directors	0
					Audit Member
(Reelected)	Non-Executive

12	Kanetsugu Mike		Male	7	Member of the Board of Directors	2
					Chairman (Corporate Executive)
(Reelected)

13	Hironori Kamezawa		Male	5	Member of the Board of Directors	1
					President & Group CEO
(Reelected)					(Representative Corporate Executive)
					Nominating Member, Compensation
					Member

14	Iwao Nagashima		Male	4	Member of the Board of Directors	0
(Reelected)

15	Junichi Hanzawa		Male	3	Member of the Board of Directors	0
(Reelected)

16	Makoto Kobayashi		Male	2	Member of the Board of Directors	0
(Reelected)

- End -

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